August 20, 2012
Mr. Terence O'Brien
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mailstop 4628
Washington, D.C. 20549

Re:	Legg Mason, Inc.
Form 10-K for the Year Ended March 31, 2012
Filed May 25, 2012
Response dated August 1, 2012
File No. 001-8529
Dear Mr. O'Brien:
We are in receipt of your comment letter dated August 8, 2012, and respond below to the comments as requested. We appreciate your comments and believe that our responses respond fully to them. Your comments, and our responses, are set forth below.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23
Investment Performance, page 27

Comment 1:
We note your response to comment 2 in our letter dated July 18, 2012. While we understand providing performance information requested at the fund level would be cumbersome and would most likely not provide investors with useful information, it remains unclear why providing investors with the requested composite returns information for your investment strategies (i.e., large cap equity, small cap equity, et cetera), would not provide useful information. We note that several of your competitors provide the requested information in their periodic reports. As such, we continue to request that you disclose your investment strategies' composite returns, net of management fees, for the one, three and five year periods as of the end of your most recently completed fiscal year and/or quarter end, and from each investment strategy's inception, compared to their applicable benchmarks. If you continue to believe that this information is of no use to investors, we request that you expand upon your current disclosures to provide the following additional information:

•	a listing of your investment objectives by asset class in a table format;

•	the categories of investment vehicles sold by your principal distribution channels in a table format;

•	the percentage of your AUM that have performed ahead of the benchmark comparison at the subset level of your three asset classes;

•	the percentage of your AUM that have performed ahead of the corresponding peer group medians at the subset level of your three asset classes;

•	rollforward and analysis of AUM by distribution channel for each period presented; and

•	rollforward and analysis of AUM by client domicile for each period presented.

Response:
Please note that we currently have approximately three hundred investment strategies that we manage for clients and we believe that including performance and comparative information for each strategy would be overwhelming for investors and would not provide them with meaningful disclosure for making investment decisions. However, we recognize the desire for us to disclose additional performance data, and we propose to disclose in future filings, similar to disclosures of other asset management firms, the absolute and relative performance compared to the applicable benchmark for a representative sample of funds within our AUM. This information would be representative of the significant investment strategies we use and will be net of management and other fees, for the one, three and five-year periods as of the end of each period presented, and from each fund's inception. As can be seen in the draft disclosure below, the representative sample of funds includes a total of 32 funds, and includes a representative sample of funds from each significant subclass of our investment strategies (i.e., large cap equity, small cap equity, etc.). The funds within this group are representative of the performance of significant investment strategies we offer that as of June 30, 2012, constituted approximately 61% of our AUM. The funds represent strategies that include a total of approximately $383 billion in assets under management as of that date. The only meaningful exclusion is our hedge funds of funds strategies, which involves privately placed hedge funds for which investment performance is not made publicly available consistent with current regulatory requirements (which represent only 3% of our assets under management as of June 30, 2012). Providing investment returns of funds provides a very good representation of our performance while avoiding the many complexities relating to factors such as multiple fee structures, bundled pricing and asset level break points that would arise in reporting for strategies or composites.

We also propose to supplement and expand existing disclosures of AUM performance with:

•	a listing of our investment objectives by asset class in a table format;

•
the categories of investment vehicles sold by our principal distribution channels (i.e., our global distribution operations (which primarily market to retail investors), and our affiliate distribution operations (which primarily market to institutions)), in a table format;

•	a rollforward and analysis of AUM by principal distribution channel for each period presented.

We note that we have already disclosed and will continue to disclose:

•	the percentage of our AUM in each asset class subset that have performed ahead of the benchmark comparison at the subset level of our asset classes;

•	the percentage of our mutual fund AUM that have performed ahead of the corresponding peer group medians at the subset level of our asset classes.

We do not believe that AUM activity by client domicile would provide investors with additional meaningful information for making investment decisions, beyond the existing and proposed disclosures, and therefore, we do not propose to include such information in our disclosures. We note that we already provide AUM activity disclosure in the categories in which our investors are primarily interested and the relative levels of AUM by client domicile have not changed meaningfully over the past several years. In the future, if the relative levels of AUM by client domicile change in a manner that would make such information meaningful to investors, we will provide appropriate disclosures in our filings.

As described above, beginning with our September 30, 2012 Form 10-Q filing and in all future filings, we will revise our existing disclosures of performance information to include comparative disclosures similar to the below information as of June 30, 2012. Please note that the performance statistics below represent our current views and may be revised based on further analysis.

			Average Annual Total Return (%) vs. Benchmark
	Inception Date	Return Type	1-YR	3-YR	5-YR	10-YR	Inception
Equity

Large Cap
LM CBA Aggressive Growth Fund	10/24/1983	Absolute	1.28	19.49	0.69	6.67	11.59
Russell 3000 Growth		Relative	(3.77)	1.94	(2.10)	0.54	2.32
LM CBA Appreciation Fund	3/10/1970	Absolute	6.60	14.30	2.12	5.75	10.08
S&P 500		Relative	1.15	(2.10)	1.90	0.42	0.06
LM CBA Equity Income Builder	11/6/1992	Absolute	9.29	14.35	0.83	6.93	7.77
Russell 3000 Value		Relative	6.65	(1.58)	2.93	1.56	1.00
LM CBA Fundamental All Cap Value	11/12/1981	Absolute	(3.81)	11.96	(2.66)	3.75	9.77
Russell 1000 Value		Relative	(6.45)	(3.97)	(0.56)	(1.62)	(1.71)
LM CBA Large Cap Growth Fund	8/29/1997	Absolute	3.92	12.70	1.07	4.97	5.63
Russell 1000 Growth		Relative	(1.84)	(4.80)	(1.80)	(1.06)	1.88
LM CM Value Trust	4/16/1982	Absolute	0.22	10.25	(9.37)	1.14	11.31
S&P 500		Relative	(5.23)	(6.15)	(9.59)	(4.19)	(0.05)
Legg Mason ClearBridge Large Cap Value Fund	12/31/1988	Absolute	5.41	15.17	(0.36)	5.59	9.63
S&P 500 Value		Relative	2.41	(0.15)	2.32	0.8	0.26
Legg Mason BW Diversified Large Cap Value Fund	9/7/2010	Absolute	6.36	—	—	—	15.70
Russell 1000 Value		Relative	3.35	—	—	—	3.39

Small Cap
Royce Pennsylvania Mutual	6/30/1967	Absolute	(6.97)	15.84	0.49	7.97	11.66
Russell 2000		Relative	(4.89)	(1.96)	(0.05)	0.97	—
Royce Premier Fund	12/31/1991	Absolute	(6.54)	16.34	3.89	10.85	11.86
Russell 2000		Relative	(4.46)	(1.46)	3.35	3.85	3.12
Royce Total Return Fund	12/15/1993	Absolute	(2.82)	15.61	0.65	7.11	10.49
Russell 2000		Relative	(0.74)	(2.19)	0.11	0.11	2.77
Royce Low-Priced Stock	12/15/1993	Absolute	(18.13)	13.47	0.33	7.39	11.6
Russell 2000		Relative	(16.05)	(4.33)	(0.21)	0.39	3.88
Royce Special Equity	5/1/1998	Absolute	2.87	14.46	4.27	8.07	9.03
Russell 2000		Relative	4.95	(3.34)	3.73	1.07	3.61

			Average Annual Total Return (%) vs. Benchmark
	Inception Date	Return Type	1-YR	3-YR	5-YR	10-YR	Inception
Fixed Income
Global Fixed Income
LM BW Global Fixed Income	9/30/2003	Absolute	7.81	11.45	8.88	—	7.53
Citi World Gov't Bond		Relative	5.14	6.10	1.57	—	1.82
LM BW Global Opportunities Bond	11/1/2006	Absolute	8.04	12.16	8.85	—	7.91
Citi World Gov't Bond		Relative	5.36	6.81	1.54	—	1.82
Legg Mason Australian Bond Trust	6/30/1983	Absolute	12.11	10.81	8.76	7.31	2.72
UBS Australian Composite Bond Index		Relative	(0.28)	2.25	0.6	0.53	(0.74)
Legg Mason Core Plus Global Bond Trust	2/28/1995	Absolute	13.11	13.2	7.44	6.85	7.84
Barclays Global Aggregate (AUD Hedged)		Relative	1.52	3.21	(2.12)	(1.42)	(0.93)
Western Asset Global Multi Strategy Fund	8/31/2002	Absolute	4.34	10.93	7.46	—	7.58
50% Bar. Global Agg./ 5% Bar. HY 2%/25% JPM EMBI +		Relative	(1.63)	0.53	(0.59)	—	0.64
Western Asset Global High Yield Bond Fund	2/22/1995	Absolute	3.31	14.88	5.37	8.34	7.64
Barclays Global High Yield		Relative	(3.6)	(1.16)	(3.28)	(2.62)	(2.01)

U.S. Taxable Fixed Income
Western Asset Core Bond Fund	9/4/1990	Absolute	7.19	12.58	6.92	6.20	7.68
Barclays US Aggregate		Relative	(0.28)	5.65	0.13	0.57	0.63
Western Asset Core Plus Fund	7/8/1998	Absolute	7.87	12.68	7.80	7.10	7.04
Barclays US Aggregate		Relative	0.40	5.75	1.01	1.47	1.04
Western Asset Corporate Bond Fund	11/6/1992	Absolute	8.24	13.49	5.55	5.43	6.85
Barclays US Credit		Relative	(1.3)	3.40	(2.04)	(1.11)	(2.88)
Western Asset Emerging Markets Debt	10/17/1996	Absolute	7.07	13.74	8.97	12.51	11.53
JPM EMBI Global		Relative	(3.83)	0.27	(0.47)	0.77	1.25
Western Asset High Yield Fund	9/28/2001	Absolute	4.37	16.36	6.44	8.81	7.95
Barclays US Corp High Yield		Relative	(2.9)	0.08	(2.01)	(1.35)	(1.54)
Western Asset Inflation Index Plus Bond	3/1/2001	Absolute	11.34	9.57	7.89	7.02	7.14
Barclays US TIPS		Relative	(0.32)	(0.06)	(0.55)	(0.21)	(0.22)
Western Asset Intermediate Bond Fund	7/1/1994	Absolute	5.97	8.67	6.69	5.99	6.58
Barclays Intermediate Gov't/Credit		Relative	0.55	2.86	0.68	0.91	0.57
Western Asset Short Term Bond Fund	11/11/1991	Absolute	1.13	6.12	1.93	2.42	4.00
Citi Treasury Gov't/Credit 1-5 YR		Relative	(1.35)	2.49	(2.79)	(1.75)	(2.08)
Western Asset Total Return Unconstrained	7/6/2006	Absolute	4.06	9.83	5.87	—	5.8
Barclays US Aggregate		Relative	(3.41)	2.90	(0.92)	—	(0.74)
Western Asset Adjustable Rate Income	6/22/1992	Absolute	0.79	5.57	0.3	1.2	3.00
Citi T-Bill 6-Month		Relative	0.69	5.39	(0.82)	(0.72)	(0.36)
Western Asset Mortgage Defined Opportunity Fund Inc.	2/24/2010	Absolute	7.94	—	—	—	13.69
Barclays Global Aggregate Corp.		Relative	4.51	—	—	—	7.61

U.S. Tax-Exempt Fixed Income
Western Asset Managed Municipals Fund	3/4/1981	Absolute	13.66	8.93	6.62	5.49	8.32
Barclays Municipal Bond		Relative	3.76	1.31	0.67	0.21	0.53

Liquidity
Western Asset Institutional Cash Reserves	12/31/1989	Absolute	0.17	0.22	1.38	2.09	3.84
Citi 3-Month T-Bill		Relative	0.13	0.12	0.51	0.32	0.33

Critical Accounting Policies and Estimates, page 46
Goodwill, page 52

Comment 2:
We note your response to comment 8 in our letter dated July 18, 2012. To help us better understand your conclusion that the estimated fair value of your one reporting unit exceeds the carrying value by more than 51% as of December 31, 2011, considering your market capitalization was less than total stockholders' equity by 39.9% as of December 31, 2011, please address the following:

•
We note your reference to the disclosures you provided in your fiscal year 2009 Form 10-K regarding the use of a control premium to bridge the gap between the estimated fair value of your reporting unit and your market capitalization. However, this disclosure was discontinued beginning with your fiscal year 2010 Form 10-K even though total stockholders' equity continued to exceed market capitalization. Please provide us with the disclosure you intend to include in your next periodic report to explain to investors how you estimated the reasonable control premium considered in your last goodwill impairment test, and confirm to us that you will continue to provide investors with an explanation for the control premium estimated for future goodwill impairment tests to the extent that total stockholders' equity exceeds market capitalization. Otherwise, please explain to us how you determined the estimate of a control premium is not a material estimate as of your most recent goodwill impairment testing date.

•
Please provide us with the report you used to assess your estimated control premium for your most recent impairment test. Please also explain to us how you considered your specific facts and circumstances when comparing the information related to recent transactions.

•
Please provide us with your reconciliation of the estimated fair value of your reporting unit as of your most recent goodwill impairment testing date and your market capitalization. In this regard, your disclosures in the fiscal year 2012 Form 10-K indicate the only difference is the control premium. However, your response notes that corporate costs and debt are excluded from the estimated fair value of the reporting unit and are also contributing to the difference. Further, please confirm that you will revise your disclosure in future filings to disclose the other reconciling factors between the estimated fair value of your reporting unit and market capitalization. Please provide us with the disclosure you intend to include in your next periodic report.

•
As previously requested, please provide us with your detailed discounted cash flow calculations you prepared as of your most recent goodwill impairment testing date. It should be clear from the documents you provide to us that you are testing goodwill for impairment in the same manner as described in your disclosures. Please also help us understand the material assumptions you made in the discounted cash flow calculations and how you determined these assumptions were reasonable.

Response:
With respect to our disclosure referenced in your comment relating to the change in discounted projected cash flows of 51% for our reporting unit, that disclosure was calculated only for the reporting unit and goodwill in isolation. This disclosure was intended only to provide an indication of the magnitude of changes in the assumptions underlying the discounted cash flow analysis that would be required to trigger further analysis of a potential impairment of goodwill. However, as noted in other disclosures (page 51 of our Form 10-K for the fiscal year ended March 31, 2012), certain changes in assumptions in cash flows and discount rates could result in impairments to certain indefinite-life intangible assets. Many of the assumptions and growth rates used in the indefinite-life intangible analyses are also a component of the goodwill analysis and assumptions. Changes to our assumptions underlying the goodwill analysis would also be reflected in the impairment analyses for other intangible assets. Declines in cash flows would most likely result in impairments to indefinite-life assets prior to goodwill impairment. In such an event, the carrying value of our reporting unit would change as a result of the impairment of the other intangible asset(s) and thus the test to assess goodwill impairment would also be affected. Upon further consideration, we believe our goodwill related disclosure could be more meaningful with acknowledgement of the impact that changes in assumptions would have on indefinite-life intangible assets, including a reference to the more specific disclosures relating to the potential indefinite-life intangible asset impairment.

Please note that our fiscal year 2009 Form 10-K included more detailed disclosure about control premiums because we had experienced a material impairment of goodwill during that fiscal year. In future filings, we will expand our disclosure to include an explanation of the control premium estimated for goodwill impairment tests to the extent our total stockholders' equity exceeds our market capitalization. In addition, in future filings, we will also clearly disclose the fact that corporate debt and corporate overhead are not part of our reporting unit, and therefore, are also reconciling items in comparing the assessed value of our reporting unit to our consolidated market capitalization. We will also expand our disclosure of our use of a market valuation approach to corroborate the results of our discounted projected cash flow analysis of our reporting unit.

Beginning with our September 30, 2012 Form 10-Q filing, we will revise our existing Critical Accounting Policies and Estimates disclosure, the full text of which is noted below, with the updates in italics.

Goodwill
Goodwill is evaluated at the reporting unit level and is considered for impairment when the carrying amount of the reporting unit exceeds the implied fair value of the reporting unit. In estimating the implied fair value of the reporting unit, we use valuation techniques based on discounted projected cash flows, similar to techniques employed in analyzing the purchase price of an acquisition target. In December 2010, we announced a realignment of our executive management team, which during fiscal 2012, resulted in the combination of our Americas and International divisions into one operating segment, Global Asset Management. Internal management reporting has been modified consistent with this realignment such that discrete financial information regularly received by the chief operating decision maker, our Chief Executive Officer, is at the consolidated Global Asset Management business level. As a result, the former Americas and International operating segments are no longer our reporting units, and subsequently, goodwill is recorded and evaluated at one Global Asset Management reporting unit level. ~~See Note 17 of Notes to Consolidated~~

~~Financial Statements for additional information related to business segments.~~  Our Global Asset Management reporting unit consists of the operating businesses of our asset management affiliates and our centralized global distribution operations and excludes corporate debt and our holding company corporate costs and overhead, including costs associated with executive management, finance, human resources, legal and compliance, internal audit and other central corporate functions.

Goodwill principally originated from the acquisitions of Citigroup Asset Management, Permal and Royce. The value of the reporting unit is based on projected net cash flows of assets managed in our mutual funds, closed-end funds and other proprietary funds, in addition to separate account assets of our managers.

Significant assumptions used in assessing the implied fair value of the reporting unit under the discounted cash flow method include the projected cash flows generated by the reporting unit, including profit margins, expected cash flow growth rates, and the discount rate used to determine the present value of the cash flows. Cash flow growth rates consider estimates of both AUM flows and market expectations by asset class (equity, fixed income and liquidity) and by investment manager based upon, among other things, historical experience and expectations of future market performance from internal and external sources. The impact of both net client flows and market performance on cash flows are projected for the near-term (generally the first five years) based on a year-by-year assessment that considers current market conditions, our experience, our internal financial projections, relevant publicly available statistics and projections, and discussions with our own market experts. Actual cash flows in any one period may vary from the projected cash flows without resulting in an impairment charge because a variance in any one period must be considered in conjunction with other assumptions that impact projected cash flows.

Discount rates are based on appropriately weighted estimated costs of debt and capital using a market participant perspective. We estimate the cost of debt based on published debt rates. We estimate the cost of capital based on the Capital Asset Pricing Model, which considers the risk-free interest rate, market risk and size premiums, peer-group betas and unsystematic risk. The discount rates are also calibrated based on an assessment of relevant market values. For our annual impairment test as of December 31, 2011, the projected cash flows are discounted at 14.0% to determine their present value.

To confirm the reasonableness of our discounted cash flow analysis, the results of this analysis for the reporting unit (after deducting corporate debt and costs) are compared to a market-based valuation of our equity value, which applies an average of peer transaction EBITDA multiples paid in change of control transactions for peer companies to our EBITDA. We further assess the accuracy of the results from these valuation methods by comparing their appropriately weighted average to our market capitalization to determine an implied control premium.

As of December 31, 2011, the implied fair value of the reporting unit significantly exceeds the carrying value. However, considering relevant prices of our common shares, our market capitalization, along with a reasonable control premium, exceeds the aggregate carrying value of our consolidated net assets by a small margin.

For discounted projected cash flow analysis, projected cash flows, on an aggregate basis across all asset classes, are assumed to have an average annual growth rate of approximately 8%. Cash flow growth is based on separate factors for equity, fixed income, and liquidity products. Equity product growth projections are based on long-term growth experience and current market conditions. Fixed income product growth projections are based on the past experience of our primary fixed income manager and current market influences relevant to their business, available historical experience and market statistics, and estimates of future expectations. We believe our growth assumptions are reasonable given our consideration of multiple inputs, including internal and external sources described above, although our assumptions are subject to change based on fluctuations in our actual results and market conditions. However, decreases in cash flow from actual results or projections would also impact the impairment testing for other intangible assets. As noted above, if our cash flows over the long-term deviate greater than 5%, certain of our indefinite-life intangibles could be impaired by a material amount. We would likely have material impairments to our other indefinite-life intangibles prior to a goodwill impairment.

As noted above, our market capitalization, along with a reasonable control premium, exceeds the aggregate carrying value of our consolidated net assets by a small margin. In calculating our market capitalization for these purposes, market volatility can have a significant impact on our capitalization, and if appropriate, we may consider the average market prices of our stock to determine market capitalization, but never for more than several months within the test date. The control premium arises from the fact that in an acquisition, there is typically a premium paid over current market prices of publicly traded companies that relates to the ability to control the operations of an acquired company. Recent market evidence regarding this control factor suggests premiums of 23% to 74% as realistic and common, and Legg Mason believes such premiums to be a reasonable estimation for our equity value. Our market evidence is from a published source for the year ended December 31, 2011 and includes 10 transactions in the brokerage, investment management and consulting industry group and 18 transactions from the banking and finance industry group. Based on our analysis and consideration, we believe our implied control premium is reasonable. We exclude consideration of transactions with unique circumstances and find that transaction values for asset management firms relative to their respective book values do not vary significantly from relative transaction values in other industries.

Under separate cover, with our request for both confidential treatment and return to us upon completion of your review, pursuant to Exchange Act Rule 12b-4, are additional specifics of our response relating to control premium, related objective market data, and our December 31, 2011 calculations of estimated cash flows of our Global Asset Management business reporting unit.

9. Commitments and Contingencies, page 81

Comment 3:
We note your response to comment 14 in our letter dated July 18, 2012, and the disclosures you provided in Note 8 to your first quarter of fiscal year 2013 Form 10-Q. Specifically, we note your statements: “The ultimate resolution of other matters…cannot be currently determined. In the opinion of management and after consultation with legal counsel, due to the preliminary nature of these matters, Legg Mason is currently unable to estimate the amount or range of reasonably possible losses from these matters…” There is a concern that your reference to not being able to determine the ultimate resolution of the other matters is the sole basis for your inability to provide the amount or range of reasonably possible loss in excess of accrual. While we understand that there are uncertainties associated with estimating the amount or range of reasonably possible loss in excess of accrual, ASC 450-20-50 does not require the estimate to be precise. As such, we continue to request that you revise your disclosure in future filings to disclose an estimate of the reasonably possible loss or range of loss, or, if true, state that the estimate is immaterial in lieu of providing quantified amounts. If you continue to conclude that you cannot estimate the reasonably possible additional loss or range of loss, please ensure that it is clear this inability is not due to the lack of knowing the ultimate outcome. Also, please supplementally (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. Please note that you may provide your quantified disclosures on an aggregated basis. Please include your proposed disclosures in your response.

Response:
We continue to conclude that we cannot estimate the reasonably possible additional loss or range of loss associated with the other matters referenced in your comment. The inability to provide a reasonably possible amount or range of losses is not because there is uncertainty as to the ultimate outcome of a matter, but because liability and damage issues have not developed to the point where we can conclude that there is both a reasonable possibility of a loss and a meaningful amount or range of possible losses. There are numerous aspects to these customer complaints, legal actions, inquiries, proceedings and investigations that prevent Legg Mason from estimating a related amount or range of reasonably possible losses. These aspects include, among other things, the very nature of the matters; that significant relevant facts are not known, are uncertain or are in dispute; and that damages are not specified, are uncertain, unsupportable or unexplained. In addition, for legal actions, discovery may not yet have started, may not be complete or may not be conclusive and meaningful settlement discussions may not have occurred.   Further, for regulatory matters, investigations may run their course without any clear indication of wrongdoing or fault until their conclusion.

In management's opinion, an adequate accrual has been made as of June 30, 2012, to provide for any reasonably possible losses that may arise from matters for which the company could reasonably estimate an amount.

In future filings, we will include such explanations in our disclosures relating to matters where a related amount or range of reasonably possible losses cannot be estimated.

Under separate cover, with our request for both confidential treatment and return to us upon completion of your review, pursuant to Exchange Act Rule 12b-4, are additional specifics of our response relating to the procedures we undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and the specific factors relating to significant matters that are causing the inability to estimate and when those factors may be alleviated.

In connection with our response to your comment letter, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any additional questions or would like any additional clarification, please contact Brian Eakes (410-454-2965) or me (410-454-2935).

Sincerely,

/s/ Peter H. Nachtwey
Peter H. Nachtwey
Chief Financial Officer

Attachments (provided under separate cover with our request for confidential treatment and return to us upon completion of your review pursuant to Exchange Act Rule 12b-4)

1 - Comment 2, Projected Discounted Cash Flow Analysis, Assumptions and Control Premium Assessment Support
2 - Comment 3, Procedures and Specific Factors

cc:	Tracey Smith, U.S. Securities and Exchange Commission, Division of Corporation Finance